Exhibit 99.1

December 5, 2016

VIA EMAIL

The Board of Trustees

RAIT Financial Trust

Two Logan Square

100 N. 18th Street, 23rd Floor

Philadelphia, PA 19103

Attn: Michael J. Malter, Chairman of the Board

Re: Proposed Transaction with RAIT Financial Trust

Dear Mr. Malter:

We are writing to follow up on our previous letter to you dated November 10, 2016, in which we described specific plans to create value for RAIT Financial Trust’s (“RAIT” or the “Company”) shareholders. To date, we have been disappointed by the Board’s lack of engagement on our specific proposals, especially given RAIT’s own failure to succinctly describe a plan for the business. Notwithstanding the lack of engagement, we were surprised that your and Mr. Davidson’s first investor communication since taking office as Chairman and CEO, respectively, was not a specific plan to create shareholder value or address RAIT’s overburdened G&A, but indeed was the opposite – namely, to adopt on November 16th more than 25 pages of policies and procedures to the Company’s bylaws specifically designed to disenfranchise shareholders. We are also surprised (particularly, given their esteemed reputations and qualifications) that independent board members continue to accept such poor performance and approve measures to further entrench management. The Company’s chronic underperformance, under any measure, is not debatable.

Here are RAIT’s 3-year total returns against the benchmarks to which it compares its own performance, as reported in the Company’s Form 10-K:

TRAILING 3 YEAR TOTAL RETURNS

AS OF THE CLOSE OF TRADING DECEMBER 2, 2016

We note that your peer, Resource Capital Corporation, announced numerous initiatives aimed at creating shareholder value on its Q3 conference call less than 60 days following the completion of its merger with C-III Capital Partners. Meanwhile, the IRT Internalization transaction was announced ~70 days ago and Scott Davidson, the Company’s new CEO, has been with the Company for over six years.

AN AFFILIATE OF

RAIT Financial Trust

December 5, 2016

Given there still is no plan, and as one of your largest shareholders, we want to reiterate our sincere interest in a mutually beneficial transaction. We continue to believe RAIT represents a unique and attractive investment opportunity under our proposed structure. Our plan and proposal specifically consists of the following elements:

•	Merging RAIT into a newly-formed vehicle (“NewCo”) that is externally managed by NexPoint Real Estate Advisors, LP (“NexPoint”), the substantive terms of which are:

•	An initial two-year management agreement, renewable by the board for successive two-year periods after the initial term but terminable with 60 days’ notice by either a vote by a majority of the board or a majority of shareholders

•	An annual asset management fee equal to 1.5% on common and preferred stockholders’ equity (excluding the Series D), paid monthly (expected to be ~ $7.5 million annually)

•	No incentive fees or termination fees. Any incentive compensation to NexPoint or officers would be through incentive plans approved by the Company’s shareholders

•	A cap on total G&A and compensation expenses of 1% of gross assets (or approximately $25 million compared to the G&A plus compensation expense reported in RAIT’s latest 10-K in the amount of $49 million)

•	NexPoint will invest a significant sum in NewCo - up to $30 million subject to receipt of a waiver of RAIT’s ownership limitation of 8.3% - at a 15% premium to RAIT’s 30-day VWAP[1], in exchange for a proportionate ownership stake in NewCo, board representation and the right to serve as external manager

RAIT’s shareholders will benefit by (i) realizing significant CAD accretion through cost reductions and NexPoint’s existing infrastructure that could result in increased dividends and a higher common stock share price (assuming no incremental revenue or property sales), (ii) an infusion of capital at a premium which can be accretively invested by a new management team with deep industry knowledge and a broad network of opportunities, and (iii) improved transparency and corporate governance.

In comparison to the Company’s current unsustainable path, we believe our platform, significant alignment with shareholders through our investment, and execution of a new business plan will begin to restore investors’ confidence. We continue to believe our proposal represents a unique opportunity to create compelling and certain value for RAIT’s shareholders, and the Company will be better positioned to provide an enhanced value proposition going forward. As your second largest non-index shareholder, it is our hope that you will engage in substantive discussions given our sustained interest and enthusiasm around the potential value creation. Please have a board member, advisor or other designee contact Matt McGraner (NexPoint Real Estate’s Chief Investment Officer) at (972) 628-4100 to discuss our proposal at your earliest convenience.

Very truly yours,

/s/ Jim Dondero

Jim Dondero, President

Cc:

Scott F. Schaeffer

Andrew M. Batinovich

Edward S. Brown

Frank A. Farnesi

S. Kristin Kim

Murray Stempel

Jon C. Sarkisian

Andrew M. Silberstein

[1]	$2.86 as of December 2, 2016.

AN AFFILIATE OF